

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2012

<u>Via Email</u>
Jay Lutsky
Chief Executive Officer
Xian Resources, Ltd
1175 Osage, Suite 204
Denver, CO 80204

Re: Xian Resources, Ltd
Form 10-K for the fiscal year ended May 31, 2012
Filed August 27, 2012
File No. 000-53344

Dear Mr. Lutsky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances p or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended May 31, 2012</u>

<u>Report of Independent Registered Public Accounting Firm, page 9</u>

1.   We note that the report of your independent accountant does not cover your cumulative period from inception (May 22, 2008) to May 31, 2012. Please note that auditor association with the cumulative data is required on an annual basis as long as you are in the development stage. Please amend your Form 10-K to include a report from your independent accountant that opines on the cumulative data.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please call Martin James, Senior Assistant Chief Account at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief